UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 25, 2012

Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form

40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated May 25, 2012 relating to the poll results of Extraordinary General Meeting of the Company held on May 25, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
	Name:	Lai Ni Quiaque
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: May 25, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITY TELECOM (H. K.) LIMITED

城市電訊（香港）有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING

HELD ON 25 MAY 2012

The board of directors (the “Board”) of City Telecom (H.K.) Limited (“Company”) is pleased to announce that the resolution proposed at the extraordinary general meeting (“EGM”) of the Company held on 25 May 2012 was duly passed by the shareholders of the Company (the “Shareholders”) by way of poll. The poll results in respect of the resolution at the EGM are as follows:-

Resolution	Number of votes (%)
	For	Against

a)      To approve and adopt the Telecom Group Agreement (as defined and described in the circular to the shareholders of the Company dated 2 May 2012 (the “Circular”)) and the transactions contemplated thereunder; and to approve, confirm and ratify the entering into and execution of the Telecom Group Agreement by the Company;

b)      To approve and adopt the Guangzhou Agreement (as defined and described in the Circular) and the transactions contemplated thereunder; and to approve, confirm and ratify the entering into and execution of the Guangzhou Agreement by the Company;

c)      To approve and confirm the amendment of the vesting period of 9,526,128 share options held by the Excluded Directors (as defined in the Circular); and

d)      To ratify, confirm and approve all acts done and things executed and all such documents or deeds entered into in connection with or to give effect to the Telecom Group Agreement, the Guangzhou Agreement, the Reorganisation (as defined and described in the Circular), and the amendment of the vesting period of share options, and to authorise the Board to do all such acts and things and execute all such documents or deeds and to take all such steps as it considers necessary, desirable or expedient in connection with or to give effect to the above and to implement the transactions contemplated thereunder and to agree to such variations, amendments or waivers of matters relating thereto as are, in the opinion of the Board, necessary or desirable.

	457,603,040 (79.660001%)	116,842,145 (20.339999%)

As more than 50% of the votes were cast in favour of the resolution, the resolution was passed as an ordinary resolution at the EGM.

As at the date of the EGM, the total number of issued shares of the Company was 797,827,601. The total number of shares entitling the Shareholders to attend and vote on the resolution at the EGM is 797,827,601. There are no Shareholders who are entitled to attend the EGM and required to abstain from voting in favour of the resolution as set out in rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The Excluded Directors and their associates (as defined in the Listing Rules) and the Relevant Employees and their associates (as defined in the Listing Rules), collectively holding 13,633,430 and 3,641,925 shares of the Company respectively (representing approximately 1.71% and 0.46% of the total number of issued shares of the Company respectively) as at the date of the EGM, have abstained from voting in respect of the resolution. No Shareholder, other than the Excluded Directors and the Relevant Employees and their respective associates, was required to abstain from voting in respect of the resolution.

Computershare Hong Kong Investor Services Limited, the Company’s share registrar, was appointed as the scrutineer for the vote-taking at the EGM.

By Order of the Board

City Telecom (H.K.) Limited

Wong Wai Kay, Ricky

Chairman

Hong Kong, 25 May 2012

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.